Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

December 21, 2012

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Tom Kluck

Re:	Empire State Realty Trust, Inc. File No. 333-179486 Empire State Realty OP, L.P. File No. 333-179486-01

Dear Mr. Kluck:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. hereby request acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 2:00 p.m. Eastern Time on December 21, 2012, or as soon thereafter as practicable.

Each of Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Empire State Realty Trust, Inc. or Empire State Realty OP, L.P. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Empire State Realty Trust, Inc. or Empire State Realty OP, L.P. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Empire State Realty Trust, Inc.

/s/ Anthony E. Malkin
Anthony E. Malkin
Chief Executive Officer and President

Empire State Realty OP, L.P

By:	Empire State Realty Trust, Inc., its General Partner

/s/ Anthony E. Malkin

Anthony E. Malkin

Chief Executive Officer and President